Exhibit 99.1
ASML reports €4.0 billion net sales at 47.5% gross margin in Q3 2020
Strong second half supports expected 2020 revenue of at least €13.3 billion

VELDHOVEN, the Netherlands, October 14, 2020 – today ASML Holding NV (ASML) has published its Q3 2020 results.
•Q3 net sales of €4.0 billion, gross margin of 47.5%, net income of €1.1 billion
•Q3 net bookings of €2.9 billion

(Figures in millions of euros unless otherwise indicated)	Q2 2020	Q3 2020
Net sales	3,326	3,958
...of which Installed Base Management sales [1]	887	862

New lithography systems sold (units)	57	57
Used lithography systems sold (units)	4	3

Net bookings [2]	1,101	2,868

Gross profit	1,603	1,881
Gross margin (%)	48.2	47.5

Net income	751	1,062
EPS (basic; in euros)	1.79	2.54

End-quarter cash and cash equivalents and short-term investments	4,440	4,408
(1) Installed Base Management sales equals our net service and field option sales.
(2) Our systems net bookings include all system sales orders for which written authorizations have been accepted (for EUV excluding the High-NA systems).
Numbers have been rounded for readers' convenience. A complete summary of US GAAP Consolidated Statements of Operations is published on www.asml.com

CEO statement and outlook
"Our third-quarter sales came in at €4.0 billion, which is above our guidance. Our gross margin was within guidance at 47.5%. We shipped 10 EUV systems and were able to recognize revenue for 14 systems in the third quarter. We have seen no major disruptions due to COVID-19 during the last quarter. Our Q3 net bookings came in at €2.9 billion, including €595 million from EUV systems (4 units).
"We expect fourth-quarter revenue of between €3.6 billion and €3.8 billion with a gross margin of around 50%, R&D costs of €550 million and SG&A costs of €140 million. Our outlook for the full year 2020 is therefore confirmed. The estimated annualized effective tax rate is around 14% for 2020.
"For 2021, we expect low double-digit growth. There are of course uncertainties due to the macro environment, including the economic impact of COVID-19 and geopolitical developments. However, the secular end market drivers are still in place (such as 5G, AI and high-performance computing) which fuel demand for advanced process nodes both in Logic and Memory, requiring advanced lithography," said ASML President and Chief Executive Officer Peter Wennink.

Products and business highlights
•In our DUV lithography business, we qualified the first TWINSCAN NXT:2050i in Q3, which shipped in early Q4. The NXT:2050i is based on a new version of the NXT platform, which includes new developments in the reticle stage, wafer stage, projection lens and exposure laser. Thanks to these innovations, the system delivers better overlay control at a higher productivity than its predecessor. The NXT:2050i will enter volume manufacturing immediately.

•In our EUV business, the vast majority of the TWINSCAN NXE:3400B systems in the field have now been upgraded with productivity packages.

We announced the final specification for the TWINSCAN NXE:3600D, a new system on the EUV roadmap that will offer an 18% productivity improvement, reaching 160 wph at 30 mJ/cm2 and an improved matched machine overlay of 1.1 nm. Shipments are planned for mid-2021.

Interim dividend and share buyback program update
The interim dividend for 2020 will be €1.20 per ordinary share. The ex-dividend date as well as the fixing date for the EUR/USD conversion will be November 2, 2020, and the record date will be November 3, 2020. The dividend will be made payable on November 13, 2020.
As part of its financial policy to return excess cash to its shareholders through growing annualized dividends and regularly timed share buybacks, in January 2020, ASML announced a new three-year share buyback program, to be executed within the 2020–2022 time frame. As part of this program ASML intends to purchase shares up to €6 billion, which includes a total of up to 0.4 million shares to cover employee share plans. ASML intends to cancel the remainder of the shares repurchased. To date, €507 million worth of shares has been repurchased under the current program. Following the pause in the execution of the program in the first quarter of this year, ASML did not execute share buybacks in the second and third quarter. The three-year share buyback program remains in place and ASML will resume executing share buybacks this week.

Media Relations contacts	Investor Relations contacts
Monique Mols +31 6 5284 4418	Skip Miller +1 480 235 0934
Sander Hofman +31 6 2381 0214	Marcel Kemp +31 40 268 6494
Brittney Wolff Zatezalo +1 408 483 3207	Peter Cheang +886 3 659 6771

Quarterly video interview, investor and media conference call
With this press release, ASML has published a video interview in which CFO Roger Dassen discusses the Q3 2020 results. This can be viewed on www.asml.com.
A conference call for investors and media will be hosted by CEO Peter Wennink and CFO Roger Dassen on October 14, 2020 at 15:00 Central European Time / 09:00 US Eastern Time. Details can be found on our website.

About ASML
ASML is one of the world’s leading manufacturers of chip-making equipment. Our vision is a world in which semiconductor technology is everywhere and helps to tackle society’s toughest challenges. We contribute to this goal by creating products and services that let chipmakers define the patterns that integrated circuits are made of. We continuously raise the capabilities of our products, enabling our customers to increase the value and reduce the cost of chips. By helping to make chips cheaper and more powerful, we help to make semiconductor technology more attractive for a larger range of products and services, which in turn enables progress in fields such as healthcare, energy, mobility and entertainment. ASML is a multinational company with offices in more than 60 cities in 16 countries, headquartered in Veldhoven, the Netherlands. We employ more than 26,200 people on payroll and flexible contracts (expressed in full time equivalents). ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. More information about ASML, our products and technology, and career opportunities is available on www.asml.com.

US GAAP Financial Reporting
ASML's primary accounting standard for quarterly earnings releases and annual reports is US GAAP, the accounting principles generally accepted in the United States of America. Quarterly US GAAP consolidated statements of operations, consolidated statements of cash flows and consolidated balance sheets are available on www.asml.com.
The consolidated balance sheets of ASML Holding N.V. as of September 27, 2020, the related consolidated statements of operations and consolidated statements of cash flows for the quarter and nine months ended September 27, 2020 as presented in this press release are unaudited.

Regulated information
This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

Forward Looking Statements
This document contains statements that are forward-looking, including statements with respect to expected trends, including trends in end markets and technology industry and business environment trends, outlook and expected financial results for Q4 2020, including expected revenues, gross margin, R&D costs, SG&A costs and estimated annualized effective tax rate for 2020, expected revenue for full year 2020 and expected growth in 2021, long term growth opportunity, revenue opportunity through 2025, expected benefits and performance of new systems and applications, the expectation that EUV will continue to enable Moore's law and drive long term value for ASML, statements with respect to plans regarding dividends, including the intention to continue to return excess cash to shareholders through a combination of share buybacks and growing dividends and statements with respect to the 2020-2022 share buyback program including the statement that we will resume buybacks. You can generally identify these statements by the use of words like "may", "will", "could", "should", "project", "believe", "anticipate", "expect", "plan", "estimate", "forecast", "potential", "intend", "continue", "target", and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions; product demand and semiconductor equipment industry capacity; worldwide demand and manufacturing capacity utilization for semiconductors; the impact of general economic conditions on consumer confidence and demand for our customers’ products; performance of our systems, the duration and continued or increased severity of the COVID-19 outbreak and measures taken to contain it and other risks related to the impact of COVID-19 on the global economy and financial markets, as well as on ASML and its customers and suppliers, including their operations, and other risks relating to COVID-19 and other factors that may impact ASML’s sales and gross margin, including customer demand and ASML’s ability to obtain supplies for its products, the success of technology advances and the pace of new product development and customer acceptance of and demand for new products; the number and timing of systems ordered, shipped and recognized in revenue, and the risk of order cancellation or push out, production capacity for our systems including delays in system production; our ability to enforce patents and protect intellectual property rights and the outcome of intellectual property disputes and litigation; availability of raw materials, critical manufacturing equipment and qualified employees; trade environment; import/export and national security regulations and orders and their impact on us, changes in exchange and tax rates; available liquidity and liquidity requirements, our ability to refinance our indebtedness, available cash and distributable reserves for, and other factors impacting, dividend payments and share repurchases, results of the share repurchase programs and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with and submissions to the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.